SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D
Under the Securities Exchange Act of 1934
BioDrain Medical, Inc. (Name of Issuer) Common Stock, par value $0.01 per share
(Title of Class of Securities) 09071P 109

(CUSIP Number)
Morrie Rubin 1300 North Federal Highway, Suite 207 Boca Raton, FL 33432 (561) 302-4153 (Tel)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 12, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[  ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 09071P 109
___________________________________________________________________________________ (1) Names of reporting persons Morrie Rubin
___________________________________________________________________________________ (2) Check the appropriate box if a member of a group (see instructions) (a) (b)
___________________________________________________________________________________ (3) SEC use only
___________________________________________________________________________________ (4) Source of funds (see instructions) PF
___________________________________________________________________________________ (5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
___________________________________________________________________________________ (6) Citizenship or place of organization Florida
___________________________________________________________________________________ Number of shares beneficially owned by each reporting person with:
(7) Sole Voting Power 2,724,757
___________________________________________________________ (8) Shared Voting Power 0
____________________________________________________________ (9) Sole Dispositive Power 2,724,757
____________________________________________________________ (10) Shared Dispositive Power 0
_________________________________________________________________________________ (11) Aggregate Amount Beneficially Owned by Each Reporting Person 2,724,757
___________________________________________________________________________________ (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
_________________________________________________________________________________ (13) Percent of Class Represented by Amount in Row (11) 10.54% (1)
________________________________________________________________________________
(14)   Type of Reporting Person (See Instructions)

IN
_______________________________________________________________________________

(1)	This percentage is based on approximately 24,794,963 shares of the Company’s common stock deemed outstanding immediately following the purchase described below on July 12, 2011.

ITEM 1.   Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of BioDrain Medical, Inc., a Minnesota corporation (the “Company”). The address of the Company’s principal executive office is 2060 Centre Pointe Boulevard, Suite 7, Mendota Heights, Minnesota 55120.

ITEM 2.   Identity and Background

(a)           This Schedule 13D is being filed on behalf of Morrie Rubin.  The person named in this paragraph is sometimes referred to herein as the “Reporting Person.”

(b)           The address for the Reporting Person is 1300 North Federal Highway, Suite 207, Boca Raton, FL 33432.

(c)           The Reporting Person is the President of Oasis Financial Group, Inc., located at 1300 N. Federal Highway, Suite 209, Boca Raton, FL 33432.

(d)           During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)           During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Rubin is a U.S. citizen.

ITEM 3.   Source of Amount of Funds or Other Compensation

On July 12, 2011, the Reporting Person purchased 571,429 shares of common stock and warrants to purchase 571,429 shares of common stock from the issuer for an aggregate cash payment of $40,000.  The warrants have an exercise price of $0.10 per share and expire on July 12, 2011.

ITEM 4.   Purpose of Transaction

The Reporting Person acquired the securities reported in Item 3 above for investment purposes.

ITEM 5.   Interest in Securities of the Issuer

(a)           The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person may be found in rows 11 and 13 of the Cover Page, which hereby is incorporated by reference. Applicable percentages are based upon 24,794,963 shares of common stock outstanding as of July 12, 2011.

(b)           The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(c)           See Item 3.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

ITEM 7.    Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Form of Subscription Agreement between BioDrain Medical, Inc. and Morrie Rubin
99.2	Form of Warrant issued to Morrie Rubin

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 20, 2011	/s/ Morrie Rubin
Morrie Rubin